MANUALLY SIGNED

06049721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

PROCESSED
OCT 23 2006
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
PROCESSING
SECTION
OCT 10 2006
WASH, D.C.
213

FORM 11-K/A

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _______ to _______

Commission file number: 001-15781

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Berkshire Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, MA 01201

REQUIRED INFORMATION

Item 1-3. The Berkshire Bank 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan files such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. At the time the Annual Report on Form 11-K was initially filed, the audit covering the Plan financial statements was not yet complete. The audit is now complete and the Plan financial statements are filed herewith.

Exhibit:

Exhibit 23.1 Consent of Christopher J. Trakas, C.P.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 4, 2006

Berkshire Bank 401(k) Plan

By: ______________________
Plan Administrator

FINANCIAL STATEMENTS

BERKSHIRE BANK 401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004

BERKSHIRE BANK 401(K) PLAN
EIN 04-3312097
FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004

BERKSHIRE BANK 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Years Ended December 31, 2005 and December 31, 2004

Christopher J. Trakas, CPA
50 Meadowview Road
Milton, MA 02186
(617) 697-5555
chris_the_cpa@hotmail.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Berkshire Bank

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Berkshire Bank 401(k) Plan (the "Plan") as of December 31, 2005 and 2004 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These Financial Statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2005 and 2004, and the changes in its financial status for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Christopher J. Trakas, CPA
Milton, Massachusetts
September 23, 2006

BERKSHIRE BANK 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31,

		2005		2004
Loan to participants	$	437,236	$	365,049
Employer & Participant Contributions Receivable		-		44,438
Investments, at fair market value:				
Interest in registered investment companies		22,385,942		16,221,430
Employer securities		4,121,523		4,313,833
Net assets available for plan benefits	$	26,944,701	$	20,944,750

The accompanying notes are an integral part of these financial statements

BERKSHRE BANK 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

For The Years Ended December 31,

	2005	2004	2003
Contributions:			
Employee	$ 913,082	$ 730,854	$ 691,421
Employer	773,880	626,761	603,781
Employee rollovers	292,680	119,897	
Total contributions	1,979,642	1,477,512	1,295,202
Investment Income:			
Net investment gain/(loss) from investment in SBERA common/collective trust	-	164,260	3,978,636
Registered investment companies	(1,637,560)	1,062,180	
Employer Stock	1,119,923	102,942	
Interest income, participant loans	22,583	17,155	17,945
Dividends on Employer Stock	63,466	56,693	
Gain on sale of assets	1,341,439	2,922	
Total investment income	909,851	1,406,152	3,996,581
Total additions	2,889,493	2,883,664	5,291,783
401(k) disbursements:			
Administrative expenses	5,729	-	
Benefits paid	4,439,275	785,575	714,846
Total subtractions	4,445,004	785,575	714,846
Assets transferred in from merged plan	7,555,462	-	
Net increase/(decrease) in net assets	5,999,951	2,098,089	4,576,937
Net assets available for			
Beginning of period	20,944,750	18,846,661	14,269,724
End of period	$ 26,944,701	$ 20,944,750	$18,846,661

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements

(1) Description of Plan

The following brief description of the Berkshire Bank 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General

The Plan is a defined contribution Plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation and contributions

To become eligible for participation, an employee must be at least age 21 and must have completed one year of service. Upon reaching retirement age, a participant can direct distribution of balances under several options described by the 401(k) plan document.

Participants may contribute between one and seventy five percent of their annual earnings on a pretax basis, subject to maximum annual limits. Participants may change their investment options daily. The bank may also match a portion of the employee's contribution as outlined in the Plan's adoption agreement.

Withdrawals

Participants may withdraw contributions only after attaining 59 1/2 years of age, termination of service or, subject to the consent of the Plan Administrator, in the case of financial hardship. Upon termination of employment, retirement or death, all salary deferrals and the vested portion of employer contributions are payable to the participant or his/her beneficiary.

Vesting

Participants are at all times 100% vested in their own contributions to the Plan. Employer contributions, if any, will be 100% vested or vested according to a schedule elected by the employer in the Plan's adoption agreement.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 % vested in their accounts.

(1) Description of Plan (continued)

Participant Loans

Loans may be made to participants when directed by the Plan Administrator upon request by the participant. Each loan shall bear interest at the prime rate, as published in the *Wall Street Journal* on the last day of the previous month prior to the origination of the loan, plus one percentage point. The rate is fixed for the duration of the loan. Interest and principal are repaid and credited to the participant's account based on his/her current investment choices.

The maximum loan amount is one half of the participant's vested 401(k) account balance, not to exceed fifty thousand dollars. The minimum loan amount is one thousand dollars. Loans are repayable over a period of up to five years and in the case of residential real property up to twenty years.

Benefit Payments
Benefits are recorded when paid.

Investment Options
Participants may direct the investment of their deferrals and any employer matching contributions to the following investment accounts, in accordance with the participant's election. Earnings in these funds and/or market gains or losses are reflected in their changing unit values or returns.

Money Market Account
A portfolio of U.S. Treasury or agency obligations with maturities of six months or less.

Equity and Selected Value Account
A diversified portfolio of domestic and international stocks.

Bond Accounts
A portfolio of U.S. Treasury obligations and other obligations guaranteed by the U.S. Government or its agencies.

Asset Allocation Account
A portfolio of domestic and international common stocks, bonds and money market investments.

Index 500 Account
A portfolio of domestic stocks based upon the *Standard & Poor's 500 Composite Price Index.*

Small Cap Equity Accounts
A portfolio of common stocks of small to medium sized companies.

International Equity Accounts
A portfolio of international equity securities.

(1) Description of Plan (continued)

Fidelity Enhanced Index Account
A portfolio of domestic stocks based upon the Standard & Poor's 500 Composite Price Index, invested only in stocks held by Fidelity Investment's mutual funds.

Large Cap Value Account
Large Cap Value investments.

Mid-Large Cap Value Accounts
The account seeks to achieve its investment objective by investing primarily in US Dollar denominated equity securities of companies with market capitalizations of at least $2 Billion.

Small Cap Value Account
A domestic common stock portfolio comprised of value-oriented stocks whose sector weights are relatively similar to those of the Russell 2000 Index

LifePath Accounts: Retirement; 2010; 2020; 2030; 2040
Target Retirement Funds: Retirement; 2015; 2025; 2035; 2045
The number indicates the approximate year the participant plans to start withdrawing their money. The higher the number the more equities as the withdrawal time is further away.

Low Priced Stock Fund
Royce Low Priced Stock Fund to invest in low priced stocks of various capitalizations for capital appreciation.

Employer Stock
The sponsoring employer has its common stock available as an investment option.

Total Stock Market Index Fund
A domestic common stock portfolio comprised of value-oriented stocks designed to be similar to those of the Russell 5000 Index.

Morgan and Windsor Funds
Fund invests in growth stocks and dividend paying stocks.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation
The financial statements of the Plan have been prepared on an accrual basis and are in conformity with accounting principles generally accepted in the United States of America. Participant accounting reflects balances on a cash basis.

(b) Valuation of Investments
Investments consist of assets held in registered investment companies, common/collective trusts and in employer stock and are valued at their fair market value as of December 31, 2005 and 2004. Participant loans are valued at cost, which approximates market value. Interest earned is recorded on the accrual basis. Dividends are recorded when received. Purchases and sales of investments are recorded on a trade date basis. Gains and losses on the sale of investments are calculated using the actual cost method.

(c) Use of Estimates
In addition, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. These significant estimates included the accumulated plan benefits and market values of investments. Actual results could differ from those estimates.

Notes to financial statements

(3) Administration of the Plan

Investment expenses of the Trust's Funds, such as custodial and advisory fees, are borne by the Trust. Transaction fees are borne by the Trust and are recorded as part of the cost of the investments acquired. Miscellaneous fees, including audit and administrative fees, are allocated to the Plan's sponsor. On October 1, 2004 the administrator of the Plan was changed to Vanguard Group, Inc. and the Trustee of the Plan became Berkshire Bank.

(4) Tax Status

The Berkshire Bank 401(k) Plan is a Prototype Plan, which has been approved by the Internal Revenue Service (IRS). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5) Investments

The following presents investments that represented 5% or more of the Plan's net assets at December 31:

	2005	**2004**
500 Index	$ 4,672,623	3,816,679
Int Term Treasury	1,837,869	
Int'l Growth	1,410,322	
Money Market	1,700,314	1,570,285
Small Cap Growth	1,677,051	1,488,973
Target 2015	2,182,983	1,804,089
Target Retirement Inc	1,169,383	
Total Stock Mkt Inv	4,314,962	4,343,914
Windsor II Fund	1,052,020	
Employer Stock	4,121,523	4,317,407

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $909,851 and $1,406,152, respectively, as follows:

	2005	**2004**	**2003**
Common/collective trust	$ -	$ 164,260	$3,978,636
Registered investment companies	1,245,249	1,062,180	-
Employer Stock	(357,981)	162,557	-
Participant Loans	22,583	17,155	17,945
	$ 909,851	$ 1,406,152	$3,996,581

(6) Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(7) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Group, who is the custodian as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions

(8) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

BERKSHIRE BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits by Investment Fund

The allocation of changes in net assets available for plan benefits for the year ended **December 31, 2005** is as follows:

	PARTICIPANT DIRECTED				
	Royce Fund: Royce Low Priced Stock Fund; Investment Class Shares	Vanguard 500 Index Fund Investor Shares	Vanguard Intermediate-Term Treasury Fund Investor Shares	Vanguard International Growth Fund	Vanguard Mid-Cap Index Fund
Additions					
Investment income:					
Interest and dividend income, investments	$ 36,795.92	$ 73,091.51	$ 84,728.95	$ 44,619.52	$ 5,113.79
Interest income, participant loans	-	-	-	-	-
Net realized gain (loss) on sale of investments	(6,673.06)	5,501.13	(12,021.28)	12,890.87	2,527.50
Net unrealized apprec. (deprec.) of investments	15,729.86	148,268.83	(42,790.23)	139,056.00	45,564.16
	45,852.72	226,861.47	29,917.44	196,566.39	53,205.45
Contributions:					
Employer	18,408.90	165,861.37	52,986.06	29,550.69	6,965.91
Participant	70,072.20	239,696.28	63,215.04	61,269.82	8,861.14
Participant loan repayments	329.62	64,131.79	28,077.84	11,258.36	977.59
	88,810.72	469,689.44	144,278.94	102,078.87	16,804.64
Asset transfers in	74,844.80	1,681,261.22	1,002,489.74	335,459.67	82,108.15
Other additions	-	-	-	-	-
Total additions	209,508.24	2,377,812.13	1,176,686.12	634,104.93	152,118.24
Deductions					
Payment of benefits	23,762.55	942,390.18	398,974.93	139,138.41	50,031.93
Participant loan withdrawals	534.88	72,903.44	31,038.62	12,563.00	529.75
Other deductions	92.41	1,372.72	420.59	173.98	44.46
Total deductions	24,389.84	1,016,666.34	430,434.14	151,875.39	50,606.14
Net increase prior to interfund transfers	185,118.40	1,361,145.79	746,251.98	482,229.54	101,512.10
Interfund transfers	(32,787.49)	(505,201.39)	122,521.50	257,583.69	258,906.73
Net increase (decrease)	152,330.91	855,944.40	868,773.48	739,813.23	360,418.83
Net assets available for plan benefits:					
Beginning of period	336,940.34	3,816,678.66	969,096.01	670,508.76	116,514.10
End of period	$ 489,271.25	$ 4,672,623.06	$ 1,837,869.49	$ 1,410,321.99	$ 476,932.93

BERKSHIRE BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits by Investment Fund (Continued)

The allocation of changes in net assets available for plan benefits for the year ended **December 31, 2005** is as follows (Continued):

	PARTICIPANT DIRECTED				
	Vanguard Morgan Growth Fund Investor Shares	Vanguard Prime Money Market Fund	Vanguard Selected Value Fund	Vanguard Small-Cap Growth Index Fund	Vanguard Target Retirement 2015 Fund
Additions					
Investment income:					
Interest and dividend income, investments	$ 785.53	$ 51,932.64	$ 31,697.38	$ 4,120.90	$ 48,662.17
Interest income, participant loans	-	-	-	-	-
Net realized gain (loss) on sale of investments	3,515.32	-	110.17	(3,767.64)	(1,461.27)
Net unrealized apprec. (deprec.) of investments	12,196.11	-	14,996.96	124,633.13	44,332.19
	16,496.96	51,932.64	46,804.51	124,986.39	91,533.09
Contributions:					
Employer	5,522.04	116,946.16	16,730.33	55,202.25	90,451.27
Participant	6,712.95	115,135.71	26,870.39	60,684.03	102,654.53
Participant loan repayments	78.55	28,625.70	182.31	13,310.84	15,745.52
	12,313.54	260,707.57	43,783.03	129,197.12	208,851.32
Asset transfers in	95,461.33	885,939.79	-	340,298.80	-
Other additions	-	-	-	-	-
Total additions	124,271.83	1,198,580.00	90,587.54	594,482.31	300,384.41
Deductions					
Payment of benefits	13,081.30	663,668.02	-	205,499.09	40,211.63
Participant loan withdrawals	74.09	18,437.50	1,047.69	17,775.76	10,162.86
Other deductions	32.55	1,053.84	76.78	425.04	409.41
Total deductions	13,187.94	683,159.36	1,124.47	223,699.89	50,783.90
Net increase prior to interfund transfers	111,083.89	515,420.64	89,463.07	370,782.42	249,600.51
Interfund transfers	(111,174.42)	(385,391.58)	222,276.48	(182,704.16)	129,293.99
Net increase (decrease)	(90.53)	130,029.06	311,739.55	188,078.26	378,894.50
Net assets available for plan benefits:					
Beginning of period	145,229.68	1,570,285.04	249,281.13	1,488,972.84	1,804,089.06
End of period	$ 145,139.15	$ 1,700,314.10	$ 561,020.68	$ 1,677,051.10	$ 2,182,983.56

BERKSHIRE BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits by Investment Fund (Continued)

The allocation of changes in net assets available for plan benefits for the year ended **December 31, 2005** is as follows (Continued):

	PARTICIPANT DIRECTED				
	Vanguard Target Retirement 2025 Fund	Vanguard Target Retirement 2035 Fund	Vanguard Target Retirement 2045 Fund	Vanguard Target Retirement Income	Vanguard Total Stock Market Index Fund Investor Shares
Additions					
Investment income:					
Interest and dividend income, investments	$ 3,936.42	$ 4,504.09	$ 3,467.93	$ 27,320.05	$ 66,397.51
Interest income, participant loans	-	-	-	-	-
Net realized gain (loss) on sale of investments	5,354.48	101.81	52.09	(189.61)	(3,982.15)
Net unrealized apprec. (deprec.) of investments	3,277.16	10,315.47	11,209.09	(10,558.01)	172,890.69
	12,568.06	14,921.37	14,729.11	16,572.43	235,306.05
Contributions:					
Employer	13,443.03	21,444.27	3,131.37	17,375.31	98,262.31
Participant	80,659.98	22,827.32	2,471.81	18,553.25	174,506.79
Participant loan repayments	1,739.75	4,825.33	-	3,333.83	46,227.10
	95,842.76	49,096.92	5,603.18	39,262.39	318,996.20
Asset transfers in	205,255.59	-	208,336.47	641,410.25	112,538.37
Other additions	-	-	-	-	-
Total additions	313,666.41	64,018.29	228,668.76	697,245.07	666,840.62
Deductions					
Payment of benefits	154,173.30	3,767.28	1,262.73	119,279.58	265,773.33
Participant loan withdrawals	-	4,830.17	-	1,075.79	44,415.44
Other deductions	81.83	147.06	37.89	117.90	689.83
Total deductions	154,255.13	8,744.51	1,300.62	120,473.27	310,878.60
Net increase prior to interfund transfers	159,411.28	55,273.78	227,368.14	576,771.80	355,962.02
Interfund transfers	(55,798.58)	22,818.39	-	534,279.05	(384,913.73)
Net increase (decrease)	103,612.70	78,092.17	227,368.14	1,111,050.85	(28,951.71)
Net assets available for plan benefits:					
Beginning of period	92,876.04	191,462.61	2,638.56	58,331.74	4,343,913.72
End of period	$ 196,488.74	$ 269,554.78	$ 230,006.70	$ 1,169,382.59	$ 4,314,962.01

BERKSHIRE BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits by Investment Fund (Continued)

The allocation of changes in net assets available for plan benefits for the year ended **December 31, 2005** is as follows (Continued):

	PARTICIPANT DIRECTED			
	Vanguard Windsor II Fund Investor Shares	Berkshire Hills	Loan Fund	Total
Additions				
Investment income:				
Interest and dividend income, investments	$ 48,574.98	$ 63,465.59	$ -	$ 599,214.88
Interest income, participant loans	-	-	22,582.69	22,582.69
Net realized gain (loss) on sale of investments	3,285.57	1,341,438.65	-	1,346,682.58
Net unrealized apprec. (deprec.) of investments	15,134.09	1,119,923.43	-	1,824,178.93
	66,994.64	2,524,827.67	22,582.69	3,792,659.08
Contributions:				
Employer	17,156.08	44,442.99	-	773,880.34
Participant	92,962.89	58,608.07	-	1,205,762.20
Participant loan repayments	560.55	18,625.36	(238,030.04)	-
	110,679.52	121,676.42	(238,030.04)	1,979,642.54
Asset transfers in	175,327.31	1,623,531.72	91,198.36	7,555,461.57
Other additions	-	(2,882,689.95)	(118.15)	(2,882,808.10)
Total additions	353,001.47	1,387,345.86	(124,367.14)	10,444,955.09
Deductions				
Payment of benefits	28,359.91	1,339,794.08	50,106.54	4,439,274.79
Participant loan withdrawals	4,050.15	27,221.55	(246,660.69)	-
Other deductions	101.24	451.22	-	5,728.75
Total deductions	32,511.30	1,367,466.85	(196,554.15)	4,445,003.54
Net increase prior to interfund transfers	320,490.17	19,879.01	72,187.01	5,999,951.55
Interfund transfers	326,054.75	(215,763.23)	-	-
Net increase (decrease)	646,544.92	(195,884.22)	72,187.01	5,999,951.55
Net assets available for plan benefits:				
Beginning of period	405,474.93	4,317,407.40	365,048.90	20,944,749.52
End of period	$ 1,052,019.85	$ 4,121,523.18	$ 437,235.91	$ 26,944,701.07

BERKSHIRE BANK 401(k) PLAN

Schedule of Assets Held for Investment Purposes at End of Year - Attachment for Schedule H, Line 4i
As of December 31, 2005

Berkshire Bank 401(K) Plan, EIN 04-3312097, PN 002

	Identity of Issue	Investment Type	Cost	Current Value
*	Royce Low Priced Stock	Registered Investment Company	$ 468,798	$ 489,271
*	Vanguard 500 Index Inv	Registered Investment Company	4,345,672	4,672,623
*	Vanguard IT Treasury Inv	Registered Investment Company	1,885,496	1,837,869
*	Vanguard Int'l Growth Fund	Registered Investment Company	1,222,519	1,410,322
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	430,365	476,933
*	Vanguard Morgan Growth Inv	Registered Investment Company	129,245	145,139
*	Vanguard Prime Money Mkt	Registered Investment Company	1,700,314	1,700,314
*	Vanguard Selected Value	Registered Investment Company	530,896	561,021
*	Vanguard Sm-Cap Growth Index	Registered Investment Company	1,435,197	1,677,051
*	Vanguard Tgt Retirement 2015	Registered Investment Company	2,090,048	2,182,983
*	Vanguard Tgt Retirement 2025	Registered Investment Company	192,080	196,489
*	Vanguard Tgt Retirement 2035	Registered Investment Company	253,737	269,555
*	Vanguard Tgt Retirement 2045	Registered Investment Company	218,640	230,007
*	Vanguard Target Retirement Inc	Registered Investment Company	1,180,390	1,169,383
*	Vanguard Total Stock Mkt Inv	Registered Investment Company	3,877,668	4,314,962
*	Vanguard Windsor II Fund Inv	Registered Investment Company	1,020,421	1,052,020
*	Berkshire Hills	Company Stock Fund	1,621,049	4,121,523
*	Loan Fund	5% - 8.5%	437,236	437,236
	Total assets held for investment purposes		$ 23,039,771	$ 26,944,701

* Party in Interest

BERKSHIRE BANK 401(k) PLAN

Schedule of Reportable Transactions - Attachment for Schedule H, Line 4j
Year Ended December 31, 2005

Berkshire Bank 401(K) Plan, EIN 04-3312097, PN 002

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	Vanguard 500 Index Inv	$ 2,331,231.67			$ 2,331,231.67	
The Vanguard Group	Vanguard 500 Index Inv		$ 1,619,036.08	$ 1,557,138.39	1,619,036.08	$ 61,897.69
The Vanguard Group	Vanguard IT Treasury Inv	1,611,936.84			1,611,936.84	
The Vanguard Group	Vanguard IT Treasury Inv		685,206.76	698,423.45	685,206.76	(13,216.69)
The Vanguard Group	Vanguard Prime Money Mkt	1,239,737.62			1,239,737.62	
The Vanguard Group	Vanguard Prime Money Mkt		1,104,401.62	1,104,401.62	1,104,401.62	-
The Vanguard Group	Vanguard Sm-Cap Growth Index	609,083.27			609,083.27	
The Vanguard Group	Vanguard Sm-Cap Growth Index		538,285.79	502,511.17	538,285.79	35,774.62
The Vanguard Group	Vanguard Target Retirement Inc	1,242,342.62			1,242,342.62	
The Vanguard Group	Vanguard Target Retirement Inc		120,473.27	120,660.36	120,473.27	(187.09)
The Vanguard Group	Vanguard Total Stock Mkt Inv	593,258.44			593,258.44	
The Vanguard Group	Vanguard Total Stock Mkt Inv		782,725.12	736,475.07	782,725.12	46,250.05
The Vanguard Group	Berkshire Hills	1,877,508.42			1,877,508.42	
The Vanguard Group	Berkshire Hills		1,648,489.85	840,706.55	1,648,489.85	807,783.30

EXHIBIT 23.1
CONSENT OF CHRISTOPHER J. TRAKAS, C.P.A.

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (SEC File No. 001-15781) of Berkshire Hills Bancorp of our report dated September 23, 2006 with respect to the financial statements of the Berkshire Bank 401(k) Plan for the year ended December 31, 2005, included in the Form 11-K/A.

Christopher J. Trakas, CPA

Christopher J. Trakas, C.PA.
Milton, MA
October 4, 2006